INVEST IN **CARD BLANCH**

One Card That Will Replace all Your Bank and Reward Cards



Highlights

1. Partnership with Visa
2. Successfully raised $500K seed round
3. Highly experienced FinTech team
4. $11 billion market opportunity
5. Featured on Entrepreneur, International Business Times, TechStartups and more

Our Team



Leo Goriev

15 years of entrepreneurship, 9 years in application design and development for international banks and fintech.

For the last five years, our team has had a chance to work with different banks and conduct in-depth reviews with their clients. We found that that people are not seeking better banks or merchants. They are seeking better experiences. Card Blanch is a solution that creates a seamless shopping experience with no change to existing banks and rewards.



Artem Loktionov

PSM certified leader, 9 years of project management experience, 4+ years of managing complex software development projects for international banks.



Egor Skorniakov

13 years in software development in different industries of various complexity.



Egor Avetisov

14+ years in the banking sphere. A former head of innovation in one of the biggest retail banks in Europe.

Pitch



CARD BLANCH
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VISA
ONE CARD THAT WILL REPLACE
ALL YOUR BANK AND REWARD CARDS



Problem
On Average, Every American Has
4
Credit/Debit Cards
10+
Loyalty Program Cards
• To carry all their banking cards all the time
• To remember which card has the best deal at the specific merchant
• To carry all their discount cards
• To waste time presenting and applying discount cards at the cash desk
• To deal with account duplicates within one merchant
• To be aware that not all banks provide contactless payments
*CardRates, CNBC
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Market Size
Key Market - USA
176M
Cardholders in the USA With 1.06B Cards in Use
144B


Purchase Transaction
Projected 2025 USA
* Statista, Nilsonreport, Shift
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*These numbers reflect a current market and not company projections for Card Blanch.


Solution
We Combine Your Loyalty
Programs and Bank Cards
Into One Card
CHASE
WELLS FARGO
citibank
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VISA
ZARA
Walmart
amazon
macy's
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9:41
$ 380
VISA
Search
My Rewards
All Rewards
Cafes
Starbucks
Pizza Hut
Groceries
Walmart
7-11
Motor
Chevron
Shell
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Install and register in the Card Blanch application.
We pull and show all your rewards and discount cards.
Connect all your bank cards.
Activate Card Blanch card.
Add Card Blanch card to your digital wallet.
Visit your favorite store.
Swipe Card Blanch card at the cash desk.
We check and apply your discount.
We select your bank card to secure the best deal and charge it.
You receive rewards from your bank (if applicable).
• No need to carry all your reward and bank cards to get the best deal
• Card Blanch algorithms decide which connected card is the best to use for the given merchant.
• Never miss a chance to get a discount
• Smart monthly settlement
• All merchant reward programs in one app
• Complete spendings analytics
• Tailored recommendations to maximize your rewards
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Compe tition

Other solutions:

- Don't solve both problems
- Don't provide discounts and offers management
- Manual process of adding and managing cards/rewards
- Not easy to use



FUZE

CURVE

KeyRing

STOCARD

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Revenue Model

- Merchants cashback
- Users monthly subscription model
- Up-sale for merchant rewards
- Up-sale for banking card



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$1.5B

Revenue From Discount Transactions

$10B

Revenue From Monthly Subscription Model

$11 Billion Market Opportunity



$3M
50k
2022
$18M
300k
2023
$42M
700k
2024
Revenue
Users

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Roadmap

a	alty	VISA	reddot winner 2020	blanch	blanch
Alterplay - Outsourcing Company Established	Alty - Software Product Design and Development Company Established	Became the official partner of VISA	Won two reddot awards	Started Developing Card Blanch Product	Product Launch

2009	2011	2015	2017	2019	2020	2020	2020	2020	2021	2022
	Started Working for one of the Biggest European Banks		Narrowed Expertise to Only Fintech and Banking		40 Teammates, 20+ top European and International Banks in Portfolio, $2,5M Annual Revenue		Angel Investment Raised		Seed Capital Raise	

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These are forward looking projections and can't be guaranteed.

Team

Board Members



Leo Goriev

Founder & CEO

15 years of entrepreneurship, 9 years in application design and development for international banks and fintech.



Artem Loktionov

COO

PSM certified leader, 9 years of project management experience, 4+ years of managing complex software development projects for international banks.



Yegor Skorniakov

CTO

13 years in software development in different industries of various complexity.



Egor Avetisov

CPO

14+ years in the banking sphere. Former head of innovation in one of the biggest retail banks in Europe.

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Team

Advisory Board



Artem Didushko

Card Business Expert

13+ Years in banking and fintech. Leadership positions in companies like OTP and VISA.



Olexii Sharavar

Fintech Tech Expert

15+ years of experience in lean operations, change management, digital technology, engineering, strategy, delivery, and transformation. CTO in Beeline.



Sveta Laska

Card Product Expert

18+ Years in Banking. Head of Card Products Direction in one of the biggest retail banks in Europe.

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Next Steps

Next Steps

- Finalize product development
- Execute go-to-market strategy
- Launch an aggressive marketing campaign
- Sign partnership with a bank partner
- Create patent portfolio

$1M

Seed Round

$0.5M

Successfully Raised Angel Investments

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These are forward looking projections and can't be guaranteed.


Your whole wallet in one card
Card Blanch combines all your reward and banking cards into one single digital or ceramic card and application.
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Complete spending analytic in one place
Paying with Card Blanch is fantastic because you don't need to use any other budgeting apps or old fashioned excel to get 360 angle insights on your spendings.
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